Exhibit 99.6

EXECUTION VERSION

FIFTH AMENDING AGREEMENT

RE: SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made as of the 17th day of August, 2016.

BETWEEN:

THE BANK OF NOVA SCOTIA,

a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

— and —

THE BANK OF NOVA SCOTIA,

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,

BANK OF MONTREAL,

THE TORONTO-DOMINION BANK,
HSBC BANK CANADA,

NATIONAL BANK OF CANADA,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.,
CANADA BRANCH,

BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,

CAISSE CENTRALE DESJARDINS AND

WELLS FARGO BANK, NATIONAL ASSOCIATION

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

— and —

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS, pursuant to a second amended and restated credit agreement made as of August 9, 2011 among the Borrower, the Agent and the Lenders as amended by a first amending agreement thereto made as of July 5, 2012, a second amending agreement thereto made as of August 1, 2013, a third amending agreement thereto made as of March 23, 2015 and a fourth amending agreement thereto made as of April 25, 2016 (collectively, the “Credit Agreement”), the Lenders have established a certain credit facility in favour of the Borrower;

AND WHEREAS, pursuant to an Accordion Notice dated April 4, 2012 addressed to the Agent, the Borrower requested that the amount of the Credit Facility be increased by $200,000,000 and the Lenders agreed to such increase;

AND WHEREAS, pursuant to an Accordion Agreement dated as of May 2, 2012, Caisse Centrale Desjardins and Wells Fargo, National Association became Lenders under the Credit Agreement;

AND WHEREAS, pursuant to an Accordion Notice dated July 15, 2016 addressed to the Agent, the Borrower requested that the amount of the Credit Facility be further increased by $300,000,000 and the Lenders agreed, subject to the terms and conditions hereof, to such increase;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement the aforesaid $300,000,000 further increase to the Credit Facility;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

1.1                                                                               Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2

AMENDMENTS

2.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                                                                               Schedule A

Schedule A of the Credit Agreement is hereby deleted in its entirety and replaced by the form of Schedule A attached hereto. The parties hereto acknowledge that, upon this agreement becoming effective, no further increase to the Credit Facility pursuant to Section 2.6 of the Credit Agreement shall be permitted.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties

To induce the Lenders and the Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Agent that:

(a)                                 the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement are true and correct on the date hereof as if made of the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2015; and

(b)                                 no Default or Event of Default exists as at the date hereof or would arise as a result of this agreement becoming effective.

This representation and warranty is given solely as of the date of this agreement and the provisions of Section 12.1(c) of the Credit Agreement do not apply to the representations and warranties in this Section 3.1.

ARTICLE 4

CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1                                                                               Conditions Precedent

This agreement shall not become effective until the following conditions precedent have been met:

(a)                                 this agreement shall be executed and delivered by the Borrower, the Administrative Agent and the Lenders; and

(b)                                 the Borrower shall have paid to the Administrative Agent, for the benefit of the Lenders, such fees as have been agreed upon between the Borrower and the Administrative Agent with respect to the execution and delivery of this agreement.

ARTICLE 5

MISCELLANEOUS

5.1                                                                               Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended

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hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2                                                                               Governing Law

This agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

5.3                                                                               Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4                                                                               Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.5                                                                               Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.6                                                                               Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

5.7                                                                               No Waiver

The execution, delivery and effectiveness of this agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

FORTIS INC.

By:	/s/ Barry V. Perry
	Name:	Barry V. Perry
	Title:	President & CEO

By:	/s/ James D. Spinney
	Name:	James D. Spinney
	Title:	Vice President, Treasurer

THE BANK OF NOVA SCOTIA as Agent

By:	/s/ Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	/s/ Ryan Moonilal
	Name:	Ryan Moonilal
	Title:	Analyst

Fifth Amending Agreement

THE BANK OF NOVA SCOTIA as Lender

By:	/s/ R.S. Hartlen
	Name:	R.S. Hartlen
	Title:	Managing Director

By:	/s/ G.F. Carson
	Name:	G.F. Carson
	Title:	Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Giovanni Strazzullo
	Name:	Giovanni Strazzullo
	Title:	Executive Director

By:	/s/ Siddharth Samarth
	Name:	Siddharth Samarth
	Title:	Executive Director

ROYAL BANK OF CANADA

By:	/s/ Timothy P. Murray
	Name:	TIMOTHY P. MURRAY
	Title:	AUTHORIZED SIGNATORY

By:
Name:
Title:

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BANK OF MONTREAL

By:	/s/ Grace Potter
	Name:	Grace Potter
	Title:	Vice President

By:
Name:
Title:

THE TORONTO-DOMINION BANK

By:	/s/ Brendon D’Mello
	Name:	Brendon D’Mello
	Title:	Vice President

By:	/s/ Matthew Hendel
	Name:	Matthew Hendel
	Title:	Managing Director

HSBC BANK CANADA

By:	/s/ My N Le
	Name:	My N Le
	Title:	Vice President Global Banking

By:	/s/ Casey Coates
	Name:	Casey Coates
	Title:	Managing Director, Global Banking

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NATIONAL BANK OF CANADA

By:	/s/ Mark Williamson
	Name:	Mark Williamson
	Title:	Authorized Signatory

By:	/s/ John Niedermier
	Name:	John Niedermier
	Title:	Authorized Signatory

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH

By:	/s/ Michael Quinn
	Name:	Michael Quinn
	Title:	Director

By:
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/ James Campbell
	Name:	James Campbell
	Title:	Director

By:
Name:
Title:

Fifth Amending Agreement

MORGAN STANLEY BANK, N.A.

By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

By:
Name:
Title:

CAISSE CENTRALE DESJARDINS

By:	/s/ Catherine McCarthy
	Name:	Catherine McCarthy
	Title:	Directeur, Financement Corpoail
Director, Corporate Banking

By:	/s/ Mathieu Talbot
	Name:	Mathieu Talbot
	Title:	Managing Director and Head
Loan Structuring & Syndication

WELLS FARGO BANK, N.A., CANADIAN BRANCH

By:	/s/ Sean Buchan
	Name:	Sean Buchan
	Title:	SVP Loan Team Manager

By:
Name:
Title:

Fifth Amending Agreement